Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:

SATMEX PREPARES FOR THE CONSTRUCTION OF A NEW SATELLITE
Mexico, D.F. May 7, 2010 — Satélites Mexicanos, S.A. de C.V. announces that it is taking steps to implement a plan to transition from its Satmex 5 satellite to a new satellite, to be called Satmex 8. Today Satmex has entered into a definitive construction agreement (the “Agreement”) with Space Systems/Loral, Inc. (“SS/L”), for the construction of Satmex 8.
Satmex 8 is expected to be a 64 transponder, C- and Ku-band satellite with a design life of 15 years. The satellite is based on the SS/L 1300 platform, and will be designed to provide power levels that are approximately equal to those of Satmex’s existing satellites, Satmex 5 and Satmex 6. The footprint of Satmex 8 will extend from the 48 continental states of the United States to Argentina, and will include the Caribbean, all of Latin America and the major cities of Brazil.
“We are delighted to continue to work with SS/L, which has been an excellent technology partner for Satmex,” said Satmex CEO Patricio Northland. “We believe that this agreement will provide us with the ability to continue to serve our customers now using Satmex 5.”
The Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and achievement of orbital performance by Satmex 8. The payments are due from Satmex upon SS/L achieving specified milestones. Satmex contemplates that it will be required to make expenditures of approximately U.S.$65 million over the next five months under the Agreement. Satmex estimates that the total Satmex 8 program, including construction, launching and insurance, will cost approximately U.S.$350 million.
In connection with entering into the Agreement, Satmex obtained waivers of certain indenture covenants from the holders of a majority of each of its outstanding First Priority Senior Secured Notes due 2011 and Second Priority Senior Secured Notes due 2013. These waivers allow Satmex to enter into the Agreement and a satellite launch agreement for Satmex 8, and to make up to U.S.$100,000,000 of cash payments in connection therewith. Satmex will continue to evaluate its options with respect to financing for additional amounts that will be required for the Satmex 8 program.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a leading satellite service provider in Latin America. The Satmex fleet offers hemispheric and regional coverage throughout the Americas. Satmex owns and operates three satellites for full-time and occasional services in both C- and Ku-Bands: Solidaridad 2, Satmex 5 and Satmex 6. Thousands of users on the American continent, regardless of region or culture, benefit from Satmex services in applications such as broadband, voice and data transmission, and video broadcasting, among others. With over 30 years of experience and landing rights in 46 countries and territories, Satmex offers creative business technology solutions to improve the profitability of its customers. Satmex’s priority is empowering its customers’ businesses by providing a service of excellence for every need, all the time, anywhere in the Americas. Visit www.satmex.com.
Press Contacts:
publicrelations@satmex.com

Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and subsequent Periodic Reports on Form 6-K.